77C

DREYFUS PREMIER VALUE EQUITY FUNDS
-Dreyfus Premier Value Fund

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of DREYFUS PREMIER VALUE EQUITY FUNDS - Dreyfus Premier Value Fund (the "Fund") was held on December 18, 2002. Out of a total of 8,074,404.750 shares ("Shares") entitled to vote at the meeting, a total of 4,126,583.298 were represented at the Meeting, in person or by proxy. The following matter was duly approved of the holders of the Fund's outstanding Shares as follows:

           The Fund change certain of its
          fundamental policies
           and investment restrictions to permit
          investment in
           other investment companies.

     Affirmative Votes        Against Votes
     Abstained Votes
      3,489,652.088                398,802.978
     238,128.232